July 23, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Net Element, Inc.

Registration Statement on Form S-3

Filed July 21, 2015

File No. 333-204840

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Net Element, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement, as amended, be accelerated so that the Registration Statement may become effective on Friday, July 24, 2015, at 3:00 pm (Washington D.C. time), or as soon thereafter as may be practicable.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the above-referenced Registration Statement.

We request that we be notified of such effectiveness by a telephone call to Serge V. Pavluk of Snell & Wilmer L.L.P. at (714) 427-7442.

Sincerely,

/s/ Jonathan New
Jonathan New
Chief Financial Officer
Net Element, Inc.